SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Press Release

Third Quarter 2004 Results

Contacts	Paulo Roberto Cruz Cozza Chief Financial Officer and Director of Investor Relations
Joana Dark Fonseca Serafim Investor Relations (41) 9913-0006 / 312-6862 jserafim@timsul.com.br
	Rafael J. Caron Bósio Investor Relations (41) 9913-0426 / 312-6862 rbosio@timsul.com.br	Leonardo Wanderley Investor Relations (81) 9923-0023 / (81) 3302-2594 lwanderley@timsul.com.br Leonardo.wanderley@timnordeste.com.br
Website http://www.timpartri.com.br

Curitiba, October 26, 2004 – TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., today announced its results for the 3rd quarter, 2004 (3Q04). TIM Participações S.A. provides cellular telecommunications services in the states of Paraná, Santa Catarina, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and in the city of Pelotas (RS) through its operators. The financial and operational information below, except when otherwise indicated, is presented on a consolidated basis and in Reals, according to the Brazilian Corporate Law, and the comparisons refer to the third quarter 2003 (3Q03), except where otherwise indicated.

TIM PARTICIPAÇÕES S.A. ANNOUNCES ITS CONSOLIDATED RESULTS
FOR THE THIRD QUARTER 2004

  Merger of Tele Nordeste Celular Participações S.A. (TND) into Tele Celular Sul Participações S.A (TSU)

  Change in the corporate name from Tele Celular Sul Participações S.A. to TIM Participações S.A. (“TIM Participações”)

  Start of trading of TIM Participações shares on Bovespa and NYSE

  GSM leader In market acquisitions

  + 144.7% in net additions and + 29.4% in customer base over the 3Q03

  Enriched VAS portfolio

  97.4% growth YoY in VAS (Value-Added Service) revenues

  28.2% growth YoY in total gross revenues

  35.6% EBITDA margin on the total net revenues, stable YoY

  R$ 77.1 million net income: + 36.8 % YoY.

Tele Nordeste merged into Tele Celular Sul

On August 19, 2004 and August 30, 2004, at the Annual Shareholders’ Meetings of Tele Nordeste Celular Participações S.A. (TND) and Tele Celular Sul Participações S.A. (TSU), respectively, the merger of TND into TSU was approved. In addition, Tele Celular Sul Participações S.A. changed its corporate name changed to TIM Participações S.A.

With the merger, TIM Participações S.A. now holds TIM Nordeste Telecomunicações S.A. (formerly held by TND), along with TIM Sul S.A. Through these two operators, the Company provides cellular communications services in six states in the Northeast of Brazil, as well as two states and one city in the Southern Region of the country.

On October 11, 2004, TIM Participações S.A. shares of stock began trading on Bovespa under the ticker name TIM PART S/A. The trading codes of former Tele Celular Sul, namely TCSL3 for common shares, and TCSL4 for preferred shares, were maintained. As for our ADRs, trading on the New York Stock Exchange (NYSE) started on October 15, 2004, keeping the ticker TSU.

Analysis of the Economic-Financial Performance

As a result of the corporate restructuring, TND’s results accrued up to September 2004 were added to TIM Participações S.A. (TSU’s new corporate name) 3Q04 results, thus affecting the analysis of the quarterly information, as well as any comparisons made with information from preceding quarters.

Therefore, for the purpose of analyzing TIM Participações S.A. economic-financial performance, pro forma were prepared for the 3Q04, as if the merger had occurred on June 30, 2004, mirroring the combined results of TSU and TND. The same criterion was used for 3Q03, as if the merger had taken place on June 30, 2003 instead. The data accumulated up to September 30, 2003 are also pro forma.

Select Data

R$ thousand

	3Q03	3Q04	Var. %	YTD	YTD
			3Q04/03	Sept/03	Sept/04

Total Gross Revenue	679.211	870.825	28.2%	1,977,013	2,427,589
Gross Service Revenue	580.848	707.305	21.8%	1,724,893	2,009,390
Gross Handset Revenue	98.363	163.520	66.2%	252.120	418.199

Total Net Revenue	524.297	647.980	23.6%	1,536,789	1,816,930
Net Services Revenue	448,503	538,799	20.1%	1,341,711	1,530,129
Net Handsets Sales	75,794	109,181	44.0%	195.078	286.801

EBITDA	185.023	230.734	24.7%	575,641	617.718
EBITDA Margin	35.3%	35.6%	+0.3 p.p.	37.5%	34.0%

EBIT	74.896	112.871	50.7%	245.707	271.175
EBIT Margin	14.3%	17.4%	+ 3.1 p.p.	16.0%	14.9%

Net Income	56.367	77.099	36.8%	169.924	201.088

Market

	Net Addition			Lines

	3Q03	3Q04	Var. %	YTD	YTD	Var. %
			3Q04/03	Sept/03	Sept/04	YoY

Southern Region	75.349	211,115	180.2%	1,887,030	2,628,908	39.3%
Northeast Region	71,048	147,148	107.1%	2,100,578	2,531,994	20.5%
TIM Participações S.A.	146.397	358.263	144.7%	3,987,608	5,160,902	29.4%

Accelerated growth in lines

TIM Participações market continues expanding markedly. The Company ended the 3rd quarter 2004 with 5,160,902 customers, 29.4% more than in the same period of 2003, of which 74.2% are   prepaid plan customers and 25.8% postpaid. The postpaid base grew by 6.4% when compared to the 3Q03.

By quarter end, 25% of the total lines were GSM, representing 33.4% and 15.9% of the South and Northeast region customers, respectively.

Net additions totaled 358,263 customers, 144.7% above the figure reached in 3Q03, represented solely by GSM lines.

Total market penetration in the combined northeast and southern regions for the quarter was estimated at 25.2%, versus 23.1% in 2Q04, below the national average penetration of 32.4%. In terms of regional performance, TIM Participações confirmed the leadership both in the South and in the Northeast. In particular, in the South the penetration was estimated at 33.2% and the Company achieved an estimated market share of 50.2% while in the Northeast the penetration was 20.7% and the market share was 42.8%.

GSM Overlay

Fast expansion of GSM Coverage

The GSM network already covers 514 cities, meaning that the services are offered to 90% and 78% of the urban population in the South and Northeast regions, respectively. The cities covered by GSM have access to the GPRS, and, as an additional advantage the network has the EDGE technology in the whole Southern region and in part of the Northeast, enabling customers from all over Brazil to use data and multimedia.

Thanks to the EDGE technology, the mobile office is becoming a reality, with several advantages to the customers, providing business mobility. Among the advantages are: faster access to corporate and personal e-mails; file download and upload in broadband; swift Internet navigation, remote video monitoring, remote access to corporate applications (SAP, Intranet etc.). Another advantage offered to TIM EDGE customers is that there is no need for obtaining an Internet provider, since TIM EDGE network connects the customer to the Internet by itself.

TIM: the first to offer Multimedia roaming

TIM Participações is part of TIM group, the leading GSM cellular telecommunications operator in Brazil. Also, TIM is the first Brazilian cellular telecommunications operator to execute international GPRS/MMS/EDGE data and multimedia roaming agreements.

All these characteristics were appreciated by the market: GSM has been chosen by 76% of the new customers (gross addition) in the South and by 59% in the Northeast.

Operating Revenue

The gross service revenues were R$ 707.3 million, 21.8% above 3Q03. This increment is credited mainly to the 29.4% expansion in the lines base and the 97.4% growth in the value-added services (VAS) revenue.

Gross handset revenues in the period were R$ 163.5 million, a 66.2% increase over 3Q03, resulting from a greater cellular market growth in 2004. This quarter, the sales efforts were focused on the “Father’s Day” (celebrated in August in Brazil).

28.2% rise in gross revenues	Thus, gross revenues amounted to R$ 870.8 million in the quarter, 28.2% above 3Q03.

TIM Participações Average Revenue per User (ARPU) in the quarter was R$ 34.4, compared to R$ 37.0 registered in the 3Q03. The significant growth in the lines base, specially the +40% prepaid increase YoY, combined to the late Bill & Keep adoption in the Northeast and tax increase in some States of the Northeast, resulted in such decrease. The ARPU of the South Region was R$ 34.5, a decrease of 7.3% compared to the 3Q03, while in the Northeast it was R$ 34.4, 6.6% lower than in the 3Q03.

Operating Costs and Expenses

The cost of services (including network and interconnection costs, before depreciation/ amortization and personnel) in the period amounted to R$ 115.0 million, almost stable YoY (R$112.6 million in the 3Q03), although the network and traffic expansion, thanks to the greater efficiency and the late introduction of the Bill & Keep in the Northeast.

Strong expansion on handset sales

The handset cost for the quarter was R$ 117.9 million, above the R$ 80.2 million registered in the 3Q03, because of the double volume sold (451.5 thousand handsets versus 217.3 thousand in the 3Q03). Great acceptance for GSM technology: 94% of handsets sold were GSM.

With the wireless industry market growth, the Company focused its marketing efforts on expanding its base. Marketing campaigns, targeting mainly the “Father’s Day” holiday, included subsidies and the sale of handsets on credit, plus free minutes to calls between Company customers.

In this scenario, selling expenses (before depreciation/amortization, bad debt and personnel) were R$ 108.1 million, 47.9% above the 3Q03, as a result of the gross lines addition in the period: 625,151 lines versus 367,186 lines in the 3Q03, a 70.3% increment. The marked growth in sales during the period increased basically selling expenses related to commissions and the FISTEL tax, charged on each new cell phone activation.

Subscriber Acquisition Cost (SAC) in the 3Q04 was R$ 137.8, compared to R$ 106.1 in the 3Q03, reflecting a more competitive scenario, and the costs of migration from TDMA to GSM. In 2004, the Company enlarged its retention program, including the GSM migration incentives, which at the end of September amounted 239.4 thousands migrations. Consequently, the participation of the retention cost of clients in the SAC, increased from 20% in 3Q03 to approximately 25% in the 3Q04.

General and Administrative (G&A) Expenses totaled R$ 34.3 million, versus R$ 29.9 million in the 3Q03. The increase in the quarter was mainly due to the extraordinary expenses related to the restructuring process.

Personnel expenses amounted to R$ 27.6 million, in line with the level of the 3Q03.

Bad debt expenses were R$ 15.0 million, a 32% decrease over the 3Q03, due to the reversal of R$ 8.0 million provisions, resulting from the recovery of receivables owed by others operators.

EBITDA

24,7% growth YoY

In the 3Q04, TIM Participações achieved an EBITDA – earnings before interest, tax, depreciation and amortization – of R$ 230.7 million, versus R$ 185.0 million in the 3Q03. The EBITDA margin was 35.6%, slightly higher than the 3Q03 margin of 35.3%, thanks to the efficiency achieved through innovation both in technology and internal processes. The EBITDA margin, net of handsets revenues and costs, was 44.4%, compared to 42.2% on the 3Q03 (+ 2.2 p.p.).

Depreciation and Amortization

Depreciation and Amortization in the quarter was R$ 117.9 million, versus R$ 110.1 million in the 3Q03, a 7.1% increase originating from network expansion and technological innovation.

EBIT

50,7% growth YoY	The EBIT – earnings before interest and tax – was R$ 112.9 million, higher than the R$ 74.9 million registered in the 3Q03.

Net Financial Revenue/Expense

The net financial revenue for the quarter was R$ 17.8 million, almost in the same level of the R$ 17.0 million in the 3Q03.

Net Income

The consolidated net income was R$ 77.1 million, 36.8% above the 3Q03.

Indebtedness

-84% YoY	On September 30, 2004, our indebtedness was R$ 101.8 million, of which 60.8% consisted of short-term debts. The net cash flow at the end of the quarter was R$ 554.9 million.

Investment

Investments in the 3Q04 were R$ 191.2 million, totaling R$ 367.0 million by late September/2004, which was mainly used for the GSM network deployment.

“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized.”

List of Appendices

Appendix 1: Balance Sheet (BR GAAP)

Appendix 2: Statement of Income (BR GAAP) – include note explaining reclassifications

Appendix 3: Operating Indicators – South Region

Appendix 4: Operating Indicators – Northeast Region

Appendix 5: Consolidated Operating Indicators – TIM Participações

Appendix 6: Glossary

Appendix 1
Balance Sheet (BR GAAP)

TIM Participações S.A.
CONSOLIDATED BALANCE SHEET IN THOUSANDS OF REAIS

DESCRIPTION	June 2004	Sept 2004	DESCRIPTION	June 2004	Sept 2004

ASSETS	3,147,411	3,230,879	Liabilities and stockholders' equity	3,147,411	3,230,879
CURRENT ASSETS	1,499,859	1,524,847	CURRENT LIABILITIES	689.497	705.394
Cash and banks	679.696	656.730	Trade accounts payable	40.967	7.383
Trade accounts receivable	504.393	556.043	Loans and financings	84.436	61.853
Inventories	47.890	48.761	Suppliers	383.864	432.084
Recoverable taxes	218.177	214.571	Salaries and social charges	23.689	24.568
Others	49.703	48.742	Taxes and contribution payble	121.130	139.293
			Dividends and Interest on own capital	16.584	16.239
NON CURRENT ASSETS	269.440	244,953	Othes	18.828	23.974
PERMANENT ASSETS	1,378,112	1,461,078	NON CURRENT LIABILITIES	146.812	116.437
Investments	10.681	10.286
Property, plant and equipment	1,367,431	1,450,792	MINORITY INTEREST	378.545	399.392
			SHAREHOLDERS' IEQUITY	1,932,557	2,009,655
			Capital	884.504	884.804
			Capital reserve	240.634	240.634
			Revenues reserve	471.550	471.550
			Retained earnings	211.878	211.878
			Net profit	123.990	201.088

The Complete Financial Statements and the Notes thereto are available at:
www.timpartri.com.br

Appendix 2
Statement of Income (BR GAAP)

TIM Participações S.A EBITDA

BRGAAP - (in R$ thousand)

			YTD	YTD
Description	3Q03	3Q04	Sept/03	Sept/04

	PRO-FORMA		PRO-FORMA

Gross Revenues	679.211	870.825	1,977,013	2,427,589
Telecommunications Services	580.848	707.305	1,724,893	2,009,390
Monthly fee	90.285	90.217	265.588	279.884
Usage	272.476	369.729	809.203	1,019,007
Interconnection	197.469	213.413	594.344	610.090
VAS	15.384	30.361	38.696	77.477
Others	5.235	3.586	17.061	22.933
Handset sales and other revenues	98.363	163.520	252.120	418.199
Handset Sales	98.363	163.520	252.120	418.199
Discounts and deductions	(154.914)	(222.845)	(440.225)	(610.660)
Taxes and discounts on services	(132.345)	(168.505)	(383.182)	(479.261)
Taxes and discounts on handset sales	(22.569)	(54.340)	(57.043)	(131.399)
Net Revenues	524.297	647.980	1,536,788	1,816,929
Services	448.503	538.799	1,341,711	1,530,129
Handset and other revenues	75.794	109.181	195.078	286.800
Operating Expenses	(339.274)	(417.247)	(961.147)	(1,199,211)
Personal expenses	(26.724)	(27.619)	(81.584)	(84.608)
Selling & marketing expenses	(73.047)	(108.068)	(210.416)	(295.969)
Network & interconnection	(112.567)	(115.021)	(330.051)	(307.771)
G&A	(29.952)	(34.274)	(78.093)	(83.512)
COGS - Telecom products	(80.162)	(117.897)	(216.326)	(347.619)
Bad Debt	(21.996)	(14.968)	(61.079)	(82.457)
Other operational revenues (expenses)	5.173	600	16.402	2.724

EBITDA	185.023	230.734	575.641	617.718
EBITDA - Margin over total net revenues	35.3%	35.6%	37.5%	34.0%

Depreciation	(84.093)	(85.549)	(252.688)	(254.269)
Amortization	(26.034)	(32.314)	(77.246)	(92.274)

EBIT	74.896	112.871	245.707	271.175
EBIT - Margin over total net revenues	14.3%	17.4%	16.0%	14.9%

Other non-operational revenues (expenses)	3.195	550	1.313	(4.193)
Equity	(3.106)		(5.948)

Net Financial Results	17.041	17.823	42.076	49.315
Financial expenses	(54.577)	(15.441)	(136.351)	(47.063)
Net currency exchange	(3.756)	(853)	(5.805)	(3.010)
Financial income	75.374	34.118	184.231	99.387

Net income before taxes and Minorities	92.026	131.244	283.147	316.297
Interest on own capital reversion	2.859		2.859
Income tax and social contribution	(21.815)	(34.895)	(66.357)	(68.634)
Minority interest	(16.704)	(19.250)	(49.725)	(46.574)
Net profit (loss)	56.367	77.099	169.924	201.088

The Complete Financial Statements and the Notes thereto are available at:
www.timpartri.com.br

Appendix 3
Operating Indicators – South Region

	3Q03	3Q04	Var. %	YTD	YTD
			3Q04/03	Sep/03	Sep/04

Estimated Population in the Region (million)	15.3	15.7	2.6%	15.3	15.7
Municipalities Served	256	279	9.0%	256	279
Estimated Total Penetration	22%	33%	+11 p.p.	22%	33%
Market Share	57.6%	50.2%	-7.4 p.p.	57.6%	50.2%
Total Lines	1,887,030	2,628,908	39.3%	1,887,030	2,628,908
Prepaid	1,341,604	2,008,556	49.7%	1,341,604	2,008,556
Postpaid	545,426	620,352	13.7%	545,426	620,352
Gross Additions	196.790	365.919	85.9%	498.441	997.572
Net Additions	75.349	211,115	180.2%	163,370	573,024
Churn	6.6%	6.1%	-0.5 p.p.	18.7%	18.4%
TOTAL ARPU	R$ 37.2	R$ 34.5	-7.3%	R$ 39.3	R$ 36.0
TOTAL MOU	90	82	-9.0%	95	86
Investment (R$ million)	65	107	63.6%	93	221
Employees	976	1,059	8.5%	976	1,059

Appendix 4
Operating Indicators – Northeast Region

	3Q03	3Q04	Var. %	YTD	YTD
			3Q04/03	Sep/03	Sep/04

Estimated Population in the Region (million)	28.1	28.6	1.6%	28.1	28.6
Municipalities Served	308	308	0.0%	308	308
Estimated Total Penetration	14%	21%	+ 7 p.p.	14%	21%
Market Share	52.3%	42.8%	- 9.5	52.3%	42.8%
Total Lines	2,100,578	2,531,994	20.5%	2,100,578	2,531,994
Prepaid	1,395,210	1,821,583	30.6%	1,395,210	1,821,583
Postpaid	705,368	710,411	0.7%	705,368	710,411
Gross Additions	170,396	259,232	52.1%	443,624	659,363
Net Additions	71,048	147,148	107.1%	174,735	359,469
Churn	4.8%	4.6%	- 0.2	13.4%	12.9%
TOTAL ARPU	R$ 36.8	R$ 34.4	-6.6%	R$ 36.8	R$ 33.5
TOTAL MOU	108	98	-9,3%	106	97
Investment (million)	R$87	R$84	-3.2%	R$108	R$146
Employees	1,026	1,058	3.1%	1,026	1,058

Appendix 5
Consolidated Operating Indicators – TIM Participações S.A.

	3Q03	3Q04	Var. %	Acum.	Acum.
			3Q04/03	Sep/03	Sep/04

Estimated Population in the Region (million)	43.4	44.3	2.0%	43.4	44.3
Municipalities Served	564	587	4.1%	564	587
Estimated Total Penetration	16.1%	25.2%	+9.1 p.p.	16.1%	25.2%
Market Share	55.0%	46.3%	-8.7 p.p.	55.0%	46.3%
Total Lines	3,987,608	5,160,902	29.4%	3,987,608	5,160,902
Prepaid	2,736,814	3,830,139	39.9%	2,736,814	3,830,139
Postpaid	1,250,794	1,330,763	6.4%	1,250,794	1,330,763
Gross Additions	367.186	625.151	70.3%	942.065	1,656,935
Net Additions	146.397	358.263	144.7%	338.105	932.493
Churn	5.6%	5.4%	- 0.2 p.p.	15.9%	15.6%
TOTAL ARPU	R$37.0	R$34.4	-7.0%	R$38.0	R$34.8
TOTAL MOU	100	90	-9.7%	101	91
Investment (R$ million)	152	191	25.5%	201	367
Employees	2.002	2.117	5.7%	2.002	2.117

Appendix 6
Glossary

Financial Terms

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – A technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.	Operating indicators

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Revenue per User – net monthly revenue per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “comodato” + costs of retention)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: October 27, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer